U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.                          Name of issuer or person filing (“Filer”): RBC Investor Services Trust on Behalf of Sprott Physical Gold Trust

B.                          (1)   This is [check one]

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2)    Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.                          Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Sprott Physical Gold Trust

Form type:	Form F-10

File Number (if known):	333-225771

Filed by:	Sprott Physical Gold Trust

Date Filed (if filed concurrently, so indicate):	June 20, 2018 (concurrently with the Form F-10)

D.                          The Filer is incorporated or organized under the laws of Canada and has its principal place of business at

155 Wellington Street West

10th Floor

Toronto, Ontario

Canada M5V 3L3

(416) 955-8571

E.                           The Filer designates and appoints Puglisi & Associates (“Agent”), located at:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Telephone: (302) 738-6680

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)                                 any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on June 20, 2018 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                            The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which this Form F-10 relates has ceased reporting under the Exchange Act.  The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                          Not applicable because the Form F-X is being filed by a trustee under General Instruction I.(e).

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 20th  day of June, 2018.

Filer:	RBC Investor Services Trust, solely in its capacity as trustee of Sprott Physical Gold Trust

By:	/s/ Jasper Clarke	By:	/s/ Osman Baig
Name:	Jasper Clarke	Name:	Osman Baig
Title:	Manager	Title:	Director
	RBC Investor Services Trust		RBC Investor Services Trust

This statement has been signed by the following person in the capacity and on the date indicated.

Puglisi & Associates

As Agent for Service of Process for

Sprott Physical Gold Trust

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Date: June 20, 2018